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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B-13995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNATOR INVESTORS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 BERKELEY STREET, B-03

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

BOSTON   MA   02117

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Rispoli   (617) 572-6715

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP

(Name – if individual, state last, first, middle name)

200 CLARENDON STREET   BOSTON   MA   02117

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



415 FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

Signator Investors, Inc.
Year Ended December 31, 2017
With Report of Independent Registered Public
Accounting Firm

OATH OR AFFIRMATION

I, _Frank Rispoli_ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SIGNATOR INVESTORS, INC. _____ , as

of _December 31_ _____ , 20 _17_ ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____

_____

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNATOR INVESTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2017

Contents


Building a better
working world

<p style="text-align:center">Report of Independent Registered Public Accounting Firm</p>

To the Board of Directors of
Signator Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signator Investors, Inc. (the Company) as of December 31, 2017,the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations, changes in shareholders' equity, and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 1983, but we are unable to determine the specific year.

February 28, 2018
Boston, Massachusetts

SIGNATOR INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017

Assets

Cash	$ 5,902,032
Money market and other equity securities - trading (cost $22,101,271)	23,051,064
Accounts receivable	20,315,819
Receivable from clearing firms	150,000
Due from affiliated companies	471,384
Current tax receivable	290,629
Fixed assets, net	581,454
Goodwill and other intangible assets, net	69,797,424
Other assets	3,166,437
Total assets	$ 123,726,243

Liabilities

Accounts payable & accrued expenses	$ 1,456,394
Commissions and distribution expenses payable	20,289,683
Due to affiliated companies	3,061,243
Deferred compensation	9,587,321
Deferred income taxes, net	1,236,186
Total liabilities	35,630,827

Shareholder's equity

Common stock ($1.00 par value; 2,000 shares authorized, 1,004 shares issued and outstanding)	1,004
Additional paid-in capital	89,933,674
Retained earnings (deficit)	(1,839,262)
Total shareholder's equity	88,095,416
Total liabilities & shareholder's equity	$ 123,726,243

The accompanying notes are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

Revenues

Selling commissions	$	110,348,300
Rule 12b-1 service fees		116,496,147
Investment advisory service fees		110,073,146
Administration fees		9,186,151
Marketing reimbursement fees		5,760,929
Other revenue		3,335,715
Total revenues		355,200,388

Expenses

Selling commissions	107,698,092
Rule 12b-1 service fees	105,208,326
Investment advisory service fees	102,348,480
Other selling, general, and administrative expenses	39,269,227
Total expenses	354,524,125

Income (loss) before income taxes		676,263
Income tax expense (benefit)		1,064,581
Net income (loss)	$	(388,318)

The accompanying notes are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2017	$ 1,002	$ 84,706,081	$ (1,450,944)	$ 83,256,139
Net income (loss)			(388,318)	(388,318)
Capital contributions from Parent	2	5,249,998		5,250,000
Shared-based payments		(22,405)		(22,405)
Balance at December 31, 2017	$ 1,004	$ 89,933,674	$ (1,839,262)	$ 88,095,416

The accompanying notes are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities

Net income (loss)	$	(388,318)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(86,160)
Amortization of intangible assets		1,566,484
Change in operating assets and liabilities:		
Net (subscriptions) redemptions of money market securities		(10,557,503)
Accounts receivable		(2,509,751)
Due to/from affiliated companies, net		(1,645,798)
Current tax receivable/payable		262,492
Other assets		35,830
Depreciation of fixed assets		88,141
Accounts payable and accrued expenses		(873,434)
Commissions and distribution expenses payable		2,987,418
Deferred compensation		5,974,132
Net cash provided by (used in) operating activities		(5,146,467)

Cash flows from financing activities

Share-based payments		(22,405)
Capital Contributions from Parent		5,250,000
Net cash provided by (used in) financing activities		5,227,595
Net increase (decrease) in cash		81,128
Cash at beginning of year		5,820,904
Cash at end of year	$	5,902,032

The accompanying notes are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

Signator Investors, Inc. (the "Company") is a direct wholly-owned subsidiary of John Hancock Financial Network, Inc. ("JHFN" or "Parent"). JHFN is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the state of Delaware on May 7, 1968. The Company is the retail broker-dealer for JHFN's distribution network of independent firms. The Company offers a full range of variable insurance products, mutual funds, fee-based investment advisory services, and general securities through its registered representatives. In its capacity as an investment adviser, the Company offers financial planning services, managed accounts through programs it sponsors and through third party managed account providers, as well as fiduciary investment advisory services to 401(k) plan sponsors.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions. The Company promptly transmits all customer funds and securities received to its third-party broker/dealers or the related insurance carrier.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

SIGNATOR INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market and Other Equity Securities. The Company classifies its money market and other equity securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities include investments in money market registered investment companies and mutual funds.

Goodwill and Other Intangible Assets. Goodwill represents the excess of the cost over the fair value of identifiable net assets acquired. The allocation of purchase consideration resulted in recognition of goodwill and other intangible assets.

Other intangible assets include the distribution network of sales agents and producers responsible for procuring business. Distribution networks are amortized over their respective estimated lives in other selling, general, and administrative expenses. Management determined at inception that these other intangible assets have an estimated definite life of 15 years.

The Company tests goodwill for impairment at least annually, or more frequently if circumstances indicate impairment may have occurred. Amortizing intangible assets are reviewed for impairment only upon the occurrence of certain triggering events. An impairment is recorded whenever goodwill or an intangible asset's fair value is deemed to be less than its carrying value.

Fixed Assets. Leasehold improvements are recorded at historical cost, net of accumulated amortization. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Money market, and other equity securities are classified within Level 1 of the fair value hierarchy and are based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2017. The Company's policy is to record such transfers at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value.

Revenue Recognition. Selling commissions are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Investment advisory service fees are recognized in the period in which the services are performed. Other revenue includes transaction fee and interest income, as well as unrealized gains/losses on securities. Transaction fee income and unrealized gains/losses are recognized in the period in which they occur. Interest income is recognized on an accrual basis. All other types of revenue are recognized when the related services are performed.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

SIGNATOR INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS

Future Adoption of Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued a new revenue recognition standard that will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. Accordingly, the adoption of this standard may impact the Company's revenue recognition and could result in additional financial statement disclosure. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted for fiscal years beginning after December 15, 2016. The Company will be required to apply the standard retrospectively, either using a full retrospective or a modified retrospective approach. The Company has assessed the impact of the this standard and does not expect any material changes.

Lease Accounting

In February 2016, the FASB issued updated guidance that requires the rights and obligations associated with leasing arrangements be reflected on the balance sheet in order to increase transparency and comparability among organizations. Under the updated guidance, lessees will be required to recognize a right-of-use asset and liability to make lease payments and disclose key information about leasing arrangements. The updated guidance is effective for fiscal years periods beginning after December 15, 2019. The Company is assessing the impact of the guidance.

Note 3 – Related Party Transactions

Management believes the allocation of expenses used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Distribution and Selling Agreements. The Company earns trail commissions on annuity products issued by JHUSA, and John Hancock New York ("JHNY"). The Company does not hold funds or securities or owe money or securities to customers related to these annuity products. For the year ended December 31, 2017 the Company recorded $9,133,701 in selling commission revenues within the Statement of Operations.

The Company also distributes group annuity and college savings plans issued by JHUSA. For group annuities, the Company received selling commission revenues that totaled $226,193 and received Rule 12b-1 service fees that totaled $5,001,865 for the year ended December 31, 2017. For college savings plans, the Company received selling commissions that totaled $274,532 and received Rule 12b-1 service fees that totaled $498,065 for the year ended December 31, 2017 and are included in the Statement of Operations. As a retail broker-dealer, the Company has a Selling Agreement (the "Selling Agreement") with John Hancock Funds, LLC ("Funds, LLC"), an affiliate and the underwriter and/or distributor for registered investment companies (the "Funds") managed by John Hancock Advisers, LLC ("Advisers"), an indirect wholly owned subsidiary of JHUSA. Under the Selling Agreement, the Company serves as a broker/dealer for Funds, LLC. The Company received marketing reimbursement fees from Funds, LLC which totaled $125,853 for the year ended December 31, 2017. Of this total, $30,853 is included in marketing reimbursement fees, and $95,000 as a credit in other selling, general, and administrative expenses in the Statement of Operations. Pursuant to the Selling Agreement, the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions and Rule 12b-1 service fees from Funds, LLC that totaled approximately $1,629,443 and $4,190,584, respectively for the year ended December 31, 2017. These amounts are included in selling commissions, and Rule 12b-1 services fees, respectively, in the Statement of Operations.

Service Agreements. The Company reimburses JHUSA for certain payroll and related expenses including salaries and benefits, and amounted to $16,809,179 for the year ended December 31, 2017 and are included in other selling, general, and administrative expenses in the Statement of Operations.

The Company reimburses JHUSA for services provided and certain administrative and other expenses paid by JHUSA. These expenses amounted to $17,861,852 for the year ended December 31, 2017, and are included in other selling, general, and administrative expenses in the Statement of Operations.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2017 included commissions and Rule 12b-1 service fees revenue due from Funds, LLC. It also includes a net receivable from Funds, LLC associated with accrued marketing reimbursement

fees due from Funds, LLC less accrued wholesaling training compensation costs due to Funds, LLC.

Due to affiliated companies at December 31, 2017 includes payroll related expenses and other administrative expenses paid on behalf of the Company by JHUSA and/or Signator Insurance Agency ("SIA") . Generally, these are settled monthly.

Note 4 – Goodwill and Other Intangible Assets

Goodwill and other intangibles assets are as follows:

December 31, 2017	Gross Carrying Amount	Accumulated Net Amortization	Net Carrying Amount
Goodwill	$ 49,471,904	-	$ 49,471,904
Subject to amortization:			
Distribution network	23,498,211	(3,172,691)	20,325,520
Total	$ 72,970,115	(3,172,691)	$ 69,797,424

Amortization expense was $1,566,484 for the year ended December 31, 2017. The expense is recorded to other selling, general, and administrative expenses in the Statement of Operations. Amortization expense for other intangible assets is expected to be approximately $1,566,000 for each of the years ending December 31, 2018, 2019, 2020, 2021, and 2022. Additionally, there were no impairments in 2017.

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2017 were as follows:

SIGNATOR INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Current taxes

Federal	$	933,721
State		217,020
Total		1,150,741

Deferred taxes

Federal		(208,157)
State		121,997
Total		(86,160)

Total income tax expense (benefit)	$	1,064,581

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2017 follows:

Tax at 35%	$	236,692
Add (deduct):		
State income taxes net of federal benefit		220,360
Nondeductible expenses, including meals and entertainment		160
Goodwill and other intangible assets, net		1,306,775
Deferred tax rate change		(699,406)
Total income tax expense (benefit)	$	1,064,581

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2017, deferred tax assets and liabilities consisted of the following:

SIGNATOR INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Deferred tax assets:

Long term bonus	$	99,961
Deferred compensation		2,060,180
Other		-
Total deferred income tax assets		2,160,141

Deferred income tax liabilities:

Partnership flow-through income	2,123
Goodwill and other intangible assets, net	3,356,094
Fixed assets depreciation	20,500
Market to market gains on securities	17,610
Total deferred income tax liabilities	3,396,327

Net deferred tax asset (liability)	$	(1,236,186)

On December 22, President Trump signed into law, the *Tax Cuts and Jobs Act* (the "Act"), which includes a broad range of modifications to existing tax law affecting businesses including a reduction in the corporate rate from 35% to 21% for tax years beginning after December 31, 2017. The Company has applied existing guidance to the best available information in the recording of its provisional amounts reflected in the 2017 financial statements, which can be impacted as further regulatory and IRS guidance emerge. The Income Statement as of December 31, 2017 appropriately reflects a $699,406 benefit for the revaluation of deferred tax assets and deferred tax liabilities from 35% to 21%, the new enacted tax rate.

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets. The Company made federal income tax payments to JHUSA of $231,783 in 2017. The Company made state income tax payments to various states of $656,466 in 2017.

In 2016, the IRS completed their audit of 2002 through 2013 and no adjustments were raised for the Company. Tax years 2014 and 2015 are currently under examination.

The Company has no reserves for uncertain tax positions. Any related interest and penalty expense would be recorded in Selling, General and Administrative Expense in the Statement of Operations.

Note 6 – Net Capital and Regulatory Requirements

As a registered broker/dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2017 the Company had net capital, as defined, of $13,884,399. The minimum net capital requirement at December 31, 2017 was $250,000.

The Company has claimed exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 7 – Legal Proceedings

Legal Proceedings. The Company is involved in certain legal proceedings from time to time arising out of its business operations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company maintains insurance through its errors and omissions and fidelity bond policies to provide financial protection against certain types of claims. Management believes the outcome of pending litigation will not have a material adverse effect on the Company. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. The Company records legal accruals and related insurance and counterclaim recoveries on a gross basis. At December 31, 2017, the Company had no recorded liability in accounts payable and accrued expenses on the Statement of Financial Condition. The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the SEC or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various customer securities transactions. The Company uses a clearing broker/dealer to execute customer transactions. Such transactions may expose the Company and the clearing broker/dealer to off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing

SIGNATOR INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

market prices in order to fulfill the customers' obligations. Management believes the risk of default by customers will not have a material adverse effect on the Company.

The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Note 8 – Deferred Compensation Plan

Effective June 1, 2016 MFC, the plan sponsor, established an unfunded plan maintained for the purpose of providing deferred compensation for a select group of independent contractors that are highly compensated within JHFN. Under this plan, participants have the opportunity and flexibility to invest their plan balances in the available investment options. The liability for this plan at December 31, 2017 was $9,587,321.

Note 9 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2017 financial statement through February 28, 2018, the date on which the financial statements were issued.

Supplemental Information

Signator Investors, Inc.
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Computation of Net Capital

Total shareholder's equity (from Statement of Financial Condition)	$ 88,095,416

Nonallowable assets:

Accounts receivable	1,368,513
Non-marketable equity securities	9,115
Due from affiliated companies	13,621
Fixed assets, net	581,454
Other assets	73,128,450
Total nonallowable assets	75,101,154
Other additions and/or allowable credits	1,236,186
Net capital before haircuts on securities positions	14,230,448

Haircuts on securities:

Investment in equity securities	346,049
Total haircuts on securities	346,049
Net capital	13,884,399

Computation of Alternate Net Capital Requirement

Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000
Excess net capital over requirement	$ 13,634,399

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2017.

Signator Investors, Inc.
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(ii) of that rule.



Ernst & Young LLP   Tel: +1 617 266 2000
200 Clarendon Street   Fax: +1 617 266 5843
Boston, MA 02116

**Building a better
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Report of Independent Registered Public Accounting Firm

To the Board of Directors
Signator Investors, Inc.

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 15c3-3, in which (1) Signator Investors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2018

601 Congress Street, X-3
Boston, MA 02210

Tel: 617-572-6715
Fax: 617-421-4052
frispoli@jhancock.com

Signator®

Signator Investors, Inc.'s Exemption Report

Signator Investors, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k).

The Company is an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities received to its third-party broker/dealers, National Financial and Pershing, or the related insurance carrier/fund company. The Company transacts the firm's business under the exemption in paragraph 17 C.F.R. §240.15c3-3 (k)(2)(ii) through December 31, 2017.

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

<u>Signator Investors, Inc.</u>

I, Frank Rispoli, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Chief Financial Officer

February 28, 2018

Frank J. Rispoli, CLU®, ChFC®
Chief Financial Officer
Signator Investors, Inc.

Securities and Investment Advisory services offered through
Signator Investors, Inc., Member FINRA, SIPC, and a
Registered Investment Adviser